UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AUTOLUS THERAPEUTICS PLC
(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share
(Title of Class of Securities)

05280R100**
(CUSIP Number)

c/o Lubomír Král

PPF a.s.

Evropská 2690/17

P.O. Box 177

160 41 Praha 6

Czech Republic

Tel: (+420) 224 174 067

With copies to:

Colin Diamond

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PETR KELLNER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,955,724*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,955,724*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,955,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Consists of 10,955,724 American Depositary Shares representing Ordinary Shares with a nominal value of $0.000042 per share (the “ADSs”), of Autolus Therapeutics plc (the “Issuer”) held of record by PPF Capital Partners Fund B.V. (“PPF Capital”). See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.

**	This percentage is calculated based on 52,232,378 ordinary shares outstanding of the Issuer, calculated by adding to the 44,982,378 ordinary shares issued and outstanding as of September 30, 2019, 7,250,000 ADSs (excluding the underwriters’ option to purchase additional ADSs) to be issued in the Issuer’s underwritten public offering, as set forth in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2020.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PPF GROUP N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,955,724*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,955,724*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,955,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of 10,955,724 ADSs representing Ordinary Shares of the Issuer held of record by PPF Capital. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.

**	This percentage is calculated based on 52,232,378 ordinary shares outstanding of the Issuer, calculated by adding to the 44,982,378 ordinary shares issued and outstanding as of September 30, 2019, 7,250,000 ADSs (excluding the underwriters’ option to purchase additional ADSs) to be issued in the Issuer’s underwritten public offering, as set forth in the Issuer’s preliminary prospectus supplement filed with the SEC on January 22, 2020.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PPF CAPITAL PARTNERS FUND B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,955,724*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,955,724*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,955,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of 10,955,724 ADSs representing Ordinary Shares of the Issuer held of record by the reporting person.

**	This percentage is calculated based on 52,232,378 ordinary shares outstanding of the Issuer, calculated by adding to the 44,982,378 ordinary shares issued and outstanding as of September 30, 2019, 7,250,000 ADSs (excluding the underwriters’ option to purchase additional ADSs) to be issued in the Issuer’s underwritten public offering, as set forth in the Issuer’s preliminary prospectus supplement filed with the SEC on January 22, 2020.

Item 1. Security and Issuer.

This report on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share of Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). The address of the principal executive offices of the Issuer is Forest House, 58 Wood Lane, White City, London W12 7RZ, United Kingdom.

Item 2. Identity and Background.

(a) Reporting Persons

This Schedule 13D is being filed jointly by (i) Petr Kellner; (ii) PPF Group N.V., a company organized and existing under the laws of the Netherlands (“PPF Group”); and (iii) PPF Capital Partners Fund B.V., a company organized and existing under the laws of the Netherlands (“PPF Capital”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 99.1 hereto.

The principal shareholder of PPF Capital is PPF Group, which is ultimately beneficially owned by Petr Kellner. Information regarding the directors, executive officers and principal shareholders (the “Covered Persons”) of PPF Group and PPF Capital is set forth in the table below.

Covered Persons

The directors and executive officers of PPF Group and PPF Capital (each a “Covered Person” and, collectively, the “Covered Persons”) are set forth below. The name, present principal occupation, principal business address, and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Petr Kellner	c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 16041 Prague 6, Czech Republic	Founder and Majority Shareholder, PPF Group N.V.	Czech Republic
Aleš Minx	c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 16041 Prague 6, Czech Republic	Chairman of the Board of Directors and CEO, PPF Group N.V.	Czech Republic
Jan Cornelis Jansen	c/o PPF Group N.V., Strawinskylaan 933, 1077XX Amsterdam, The Netherlands	Corporate Secretary and Member of the Board of Directors, PPF Group N.V.; Member of the Board of Directors, PPF Capital Partners Fund B.V.	Netherlands
Rudolf Bosveld	c/o PPF Group N.V., Strawinskylaan 933, 1077XX Amsterdam, The Netherlands	Member of the Board of Directors, PPF Group N.V.	Netherlands
Marcel Marinus van Santen	c/o PPF Group N.V., Strawinskylaan 933, 1077XX Amsterdam, The Netherlands	Member of the Board of Directors, PPF Capital Partners Fund B.V.	Netherlands

(b) The address of the principal office of Petr Kellner is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.

The address of the principal office of each of PPF Group and PPF Capital is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands.

The principal business occupation or employment of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in the table in Item 2(a).

(c) The Reporting Persons are engaged in investing in multiple market segments such as financial services, telecommunications, real estate, insurance, mechanical engineering and biotechnology in Europe, the Russian Federation, the United States and across Asia. The present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in the table in Item 2(a).

(d) During the last five years, none of the Reporting Persons have been convicted, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please refer to Item 6 on each cover sheet for each Reporting Person. The citizenship of each of the Covered Persons is set forth in Item 2(a).

Item 3. Source and Amount of Funds or Other Consideration.

In transactions between November 13, 2019 and November 14, 2019, the Reporting Person made open market purchases, acquiring in the aggregate 3,099 ADSs of the Issuer, using cash on hand. In making these purchases, the Reporting Person acquired an aggregate of less than 1.0% of the total number of Ordinary Shares of the Issuer issued and outstanding. The Reporting Person undertakes to provide to the Issuer, any holder of ADSs or Ordinary Shares of the Issuer or the Staff of the SEC, upon request, full information regarding the prices of the ADSs purchased.

In connection with the Issuer’s underwritten public offering of ADSs conducted pursuant to a registration statement on Form S-3 (the “Offering”) which priced on January 22, 2020, the Reporting Person is purchasing 2,303,592 ADSs from the underwriters of the Offering at the public offering price of $11.00 per share. The offering is expected to close on January 27, 2020. The Reporting Person is purchasing the ADSs in the Offering using cash on hand.

Item 4. Purpose of Transaction.

To the extent required by Item 4, the information in Item 3 and Item 6 is incorporated by reference herein.

The Reporting Persons have acquired the Ordinary Shares reported herein for investment purposes only. The Reporting Persons may, from time to time, based on various factors, acquire additional Ordinary Shares and/or ADS of the Issuer or sell Ordinary Shares and/or ADSs, on the open market or in privately negotiated transactions.

Currently, none of the Reporting Persons has plans that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time, take such actions regarding such investment as the Reporting Persons deem appropriate. The Reporting Persons may, from time to time, be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their respective positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate number and percentage of securities

PPF Capital is the owner of record of 10,955,724 Ordinary Shares represented by ADSs beneficially owned, or 21.0% of the Ordinary Shares of the Issuer. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by PPF Capital. Each of the Reporting Persons disclaims beneficial ownership in all Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Ordinary Shares beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on 52,232,378 ordinary shares outstanding of the Issuer, calculated by adding to the 44,982,378 ordinary shares issued and outstanding as of September 30, 2019, 7,250,000 ADSs (excluding the underwriters’ option to purchase additional ADSs) to be issued in the Issuer’s underwritten public offering expected to close on January 27, 2020, as set forth in the Issuer’s preliminary prospectus supplement filed with the SEC on January 22, 2020.

(b) Power to vote and dispose

See rows 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Ordinary Shares or the ADSs of the Issuer during the past 60 days.

(d) Certain rights of other persons

Not applicable.

(e) Date ceased to be a 5% owner

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed herein and the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 20, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020

PETR KELLNER

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

PPF GROUP N.V.

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

PPF CAPITAL PARTNERS FUND B.V.

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact